UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VITRAN CORPORATION, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

92850E107
(CUSIP Number)

Michael Rapps Vice President, Investments Clarke Inc. 6009 Quinpool Road, 9th Floor Halifax, Nova Scotia B3K 5J7 Canada Tel. No.: (902) 442-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92850E107	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quinpool Holdings Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,011,117
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,011,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92850E107	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clarke Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,011,117
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,011,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92850E107	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Armoyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,011,117
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,011,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,011,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92850E107	SCHEDULE 13D	Page 5 of 11

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “schedule”) relates to the common shares, without par value (the “Shares”), of Vitran Corporation Inc., an Ontario corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 185 The West Mall, Suite 701, Toronto, Ontario, Canada, M9C 5L5.

Item 2.    Identity and Background.

This schedule is being jointly filed by Quinpool Holdings Partnership, a Nova Scotia partnership (“Quinpool”), Clarke Inc., a Canadian corporation (“Clarke”), and George Armoyan, a natural person and Canadian citizen (“Mr. Armoyan” and, together with Quinpool and Clarke, the “Reporting Persons”).

Neither the filing of this schedule nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that it or he is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The principal business of Quinpool is to make and/or hold on behalf of Clarke investments in private and publicly-traded businesses. The principal business of Clarke is to make investments in private and publicly-traded businesses, including in its wholly-owned freight transportation business and to participate actively, where necessary, to improve the performance, and increase the value, of such businesses.  Clarke is the managing partner of Quinpool and owns, directly and indirectly, 100% of the partnership interests in Quinpool. Mr. Armoyan is the President and Chief Executive Officer of Clarke.  Mr. Armoyan and members of his immediate family with whom he resides together with affiliated entities, own, directly or indirectly, 48.0% of the outstanding common shares of Clarke.  The principal business address of each of the Reporting Persons is 6009 Quinpool Road, Suite 900, Halifax, Nova Scotia, Canada, B3K 5J7.

The directors and executive officers of Clarke, and each of their principal business address, principal occupation or employment, are listed in Schedule A hereto. Each of the directors and executive officers of Clarke is a citizen of Canada.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Shares purchased by the Reporting Persons (including commissions) was $4,127,028.38, with purchases in Canadian dollars being converted to U.S. dollars based on the noon exchange rate published by the Bank of Canada on the date of such purchase. The source of funding for the purchase of the Shares was the general working capital of Quinpool and Clarke and existing margin accounts of Quinpool and Clarke.

CUSIP No. 92850E107	SCHEDULE 13D	Page 6 of 11

Item 4.    Purpose of Transaction.

All Shares held by the Reporting Persons were acquired primarily for investment purposes as the Reporting Persons believe the Shares are undervalued.  The Reporting Persons intend to monitor the investment in the Shares on an ongoing basis and to take such measures as they may deem appropriate from time to time in furtherance of such interests.  The Reporting Persons or their affiliates may from time to time acquire additional Shares or dispose of some or all of the Shares, in the open market or otherwise, depending upon price, market conditions, evaluation of alternative investments, the Issuer’s results of operations and other factors.

Representatives of the Reporting Persons intend to discuss with the Issuer’s management and/or board of directors and, potentially, with other shareholders and third parties, the Issuer’s business, operations, governance, management, financial condition and opportunities or strategic alternatives that may be available to the Issuer to enhance shareholder value. The Reporting Persons may seek representation on the Issuer’s board of directors.

Except as described above and below, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any one or more of the matters described in Item 4 of Schedule 13D.  Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.    Interest in Securities of the Issuer.

(a)           Based on the most recent information available, the aggregate number and percentage of the Shares that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this schedule for each of the Reporting Persons, and such information is incorporated herein by reference.  All calculation of percentages of Shares beneficially owned by the Reporting Persons is based upon 16,399,241 Shares stated to be issued and outstanding as of July 18, 2012 in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 25, 2012.

(b)           The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)           Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of Clarke beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

Schedule B to this schedule sets out all of the transactions in Shares that were effected in the past 60 days by the Reporting Persons. To the best knowledge of the Reporting Persons, except as set forth in Schedule B hereto no reportable transactions were effected by any Reporting Person within the last 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

CUSIP No. 92850E107	SCHEDULE 13D	Page 7 of 11

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is hereby incorporated by reference into this Item 6. Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or among the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Exhibit1:	Agreement Regarding Joint Filing of Schedule 13D, dated as of September 14, 2012, by and among the Reporting Persons.

CUSIP No. 92850E107	SCHEDULE 13D	Page 8 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2012.

QUINPOOL HOLDINGS PARTNERSHIP

By:	Clarke Inc., its managing partner

By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

CLARKE INC.

By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

/s/ George Armoyan
George Armoyan

CUSIP No. 92850E107	SCHEDULE 13D	Page 9 of 11

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 14, 2012

QUINPOOL HOLDINGS PARTNERSHIP

By:	Clarke Inc., its managing partner

By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

CLARKE INC.

By:	/s/ George Armoyan
Name: George Armoyan Title: President and Chief Executive Officer

/s/ George Armoyan
George Armoyan

CUSIP No. 92850E107	SCHEDULE 13D	Page 10 of 11

SCHEDULE A

DIRECTORS AND OFFICERS OF CLARKE INC.

Name	Title	Principal Occupation	Principal Business Address
Dennis Amirault	Vice President, Taxation	Vice President of Taxation, Clarke Inc.	6009 Quinpool Rd, 9th Floor Halifax, NS B3K 5J7
George Armoyan	President and Chief Executive Officer	President and Chief Executive Officer, Clarke Inc.	6009 Quinpool Rd, 9th Floor Halifax, NS B3K 5J7
Rex C. Anthony	Director	President, Anthony Capital Corporation	145 Kelsey Drive, Suite 202 St. John’s, NL A1B 0L2
Dean M. Cull	Chief Operating Officer, Freight Transportation Services	Chief Operating Officer, Freight Transportation Services, Clarke Inc.	6009 Quinpool Rd, 9th Floor Halifax, NS B3K 5J7
Blair Cook	Director	Financial Consultant	6012 Fraser Street Halifax, NS B3H 1R6
Charles Pellerrin	Director	President, Pellerin Potvin Gagnon	117 Notre Dame East Victoriaville, QC G6P 3Z9
Pat Powell	Director	Chairman, Bonnett’s Energy Corp.	400 – 521 3rd Avenue SW Calgary, AB T2P 3T3
Michael Rapps	Vice President, Investments and Director	Managing Director, Geosam Capital Inc.	161 Bay Street, Suite 2400 Toronto, ON M5J 2S1
Andrew Snelgrove	Chief Financial Officer	Chief Financial Officer, Clarke Inc.	6009 Quinpool Rd, 9th Floor Halifax, NS B3K 5J7

CUSIP No. 92850E107	SCHEDULE 13D	Page 11 of 11

SCHEDULE B

The following Shares were purchased in U.S. dollars (“$”) in open market transactions through the facilities of the Nasdaq Global Market:

Reporting Person	Date of Transaction	Shares Purchased	Price per Share
Quinpool Holdings Partnership	August 21, 2012	99,000	$4.20
Quinpool Holdings Partnership	August 22, 2012	98,200	$4.18
Quinpool Holdings Partnership	August 29, 2012	25,000	$4.17
Quinpool Holdings Partnership	August 30, 2012	600	$4.20
Quinpool Holdings Partnership	August 31, 2012	900	$4.20
Quinpool Holdings Partnership	September 5, 2012	1,300	$4.25
Quinpool Holdings Partnership	September 6, 2012	48,700	$4.25
Quinpool Holdings Partnership	September 6, 2012	157,400	$4.20
Quinpool Holdings Partnership	September 6, 2012	50,000	$4.15
Quinpool Holdings Partnership	September 6, 2012	50,000	$4.10
Quinpool Holdings Partnership	September 6, 2012	25,000	$4.05
Quinpool Holdings Partnership	September 6, 2012	50,000	$4.00
Quinpool Holdings Partnership	September 6, 2012	25,000	$3.95
Quinpool Holdings Partnership	September 6, 2012	25,000	$3.90
Quinpool Holdings Partnership	September 6, 2012	25,000	$3.85
Quinpool Holdings Partnership	September 7, 2012	50,000	$3.80
Quinpool Holdings Partnership	September 7, 2012	25,000	$3.82
Quinpool Holdings Partnership	September 7, 2012	25,000	$3.85
Quinpool Holdings Partnership	September 7, 2012	25,000	$3.77
Quinpool Holdings Partnership	September 7, 2012	25,000	$3.75
Quinpool Holdings Partnership	September 7, 2012	36,117	$3.70

The following Shares were purchased in Canadian dollars (“C$”) in open market transactions through the facilities of the Toronto Stock Exchange:

Reporting Person	Date of Transaction	Shares Purchased	Price per Share
Quinpool Holdings Partnership	August 21, 2012	3,300	C$4.20
Quinpool Holdings Partnership	August 22, 2012	800	C$4.15
Quinpool Holdings Partnership	August 24, 2012	500	C$4.15
Quinpool Holdings Partnership	August 29, 2012	3,600	C$4.17
Quinpool Holdings Partnership	August 31, 2012	1,300	C$4.17
Quinpool Holdings Partnership	August 31, 2012	100	C$4.24
Quinpool Holdings Partnership	August 31, 2012	9,300	C$4.25
Quinpool Holdings Partnership	September 4, 2012	100,000	C$4.25
Quinpool Holdings Partnership	September 6, 2012	25,000	C$4.00